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Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Dominion Diamond Corporation

We consent to the use in this annual report on Form 40-F of:

-

our Independent Auditors’ Report of Registered Public Accounting Firm, dated April 12, 2017, on the consolidated financial statements of Dominion Diamond Corporation (the “Company”), comprising the consolidated balance sheets of the Company as at January 31, 2017 and January 31, 2016, the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and

-	our Report of Independent Registered Public Accounting Firm, dated April 12, 2017, on the effectiveness of the Company’s internal control over financial reporting as of January 31, 2017,

each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended January 31, 2017.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-156805 on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

Toronto, Canada
April 12, 2017

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